

December 12, 2006

via U.S. mail and facsimile

Andres Fernandez, Chief Financial Officer
American Ammunition, Inc.
3545 NW 71st Street,
Miami, FL 33147

RE: **Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006**
    File No. 0-32379

Dear Mr. Fernandez:

We have reviewed your response letter dated December 8, 2006 and have the following additional comments.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

Balance Sheet

1. Please amend your filing to present the balance sheet for the year ended December 31, 2005, as it is inappropriate to present the balance sheet for the quarter ended March 31, 2005. This comment is also applicable to your Form 10-QSB for the quarter ended June 30, 2006. Refer to Item 310(b) of Regulation S-B for guidance.

Management's Discussion and Analysis or Plan of Operation

2. We note your corrections to revenues and cost of goods sold in your amended March 31, 2006 Form 10-QSB. We requested that you review this amended Form 10-QSB filing and your amended Form 10-QSB for the period ended June 30, 2006 to correct similar errors. However, both of these filings continue to have reporting errors. For example, in your Form 10-QSB for the period ended March 31, 2006 cash used in operating activities does not agree with your statement of cash flows. The gross profit (loss) for the six months period ended June 30, 2006 of $(4,300) is incorrect as this amount is actually the gross profit (loss) for the three months ended June 30, 2006. Other general and administrative expenses do not agree with your statement of operations and you indicate you are comparing the six months ended June 30, 2006 to the same period. Please amend this filing

to indicate that you are comparing the results for the six months ended June 30, 2005 to the six months ended Junes 30, 2006. Please revise your amended filings to correct these errors and we request again that management review your filings for errors prior to submission to ensure investors are receiving accurate information.

Note D – Correction of an Error

3. Please remove the six month corrected information from your Form 10-QSB for the quarter ended March 31, 2006. Please do not remove this information from your Form 10-QSB for the quarter ended June 30, 2006.

Controls and Procedures

4. We have read your revised disclosure and it remains unclear to us where your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the restatements required, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the restatements. Or, if true, you can state that given the restatement, your disclosure controls and procedures are not effective. This comment is also applicable to your Form 10-QSB for the period ended June 30, 2006.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash

Accounting Branch Chief